Exhibit 99.1

Stellantis to Announce First Quarter 2021
Shipments and Revenues on May 5

Amsterdam, April 26, 2021 - Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) (“Stellantis”) announced today that its First Quarter 2021 Shipments and Revenues will be released on Wednesday, May 5, 2021.

A live audio webcast and conference call of the Q1 2021 Shipments and Revenues will begin at 2:00 p.m. CEST / 8:00 a.m. EDT on Wednesday, May 5, 2021.

The related press release and presentation material are expected to be posted under the Investors section of the Stellantis corporate website at www.stellantis.com at approximately 8:30 a.m. CEST / 2:30 a.m. EDT on May 5, 2021.

Details for accessing this presentation are available under the Investors section of the Stellantis corporate website at www.stellantis.com. For those unable to participate in the live session, a recorded replay will be accessible on the Group’s corporate website (www.stellantis.com).

About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis will leverage its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

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For more information contact:
Claudio D’AMICO: +39 334 7107828 - claudio.damico@stellantis.com
Karine DOUET: +33 6 61 64 03 83 -karine.douet@stellantis.com
Valérie GILLOT: +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Shawn MORGAN: +1 248 760 2621 - shawn.morgan@stellantis.com
www.stellantis.com